Mail Stop 3561

      February 13, 2006

J. Michael May, Esq.
AmeriCredit Corp.
801 Cherry Street
Fort Worth, Texas  76102

Re: 	AFS SenSub Corp. and AFS Funding Trust
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 2, 2006
		File no.  333-130439

Dear Mr. May:

      We have reviewed your responses to the comments in our letter dated January 17, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Insured Transaction Prospectus Supplement

Cross-Collateralization, page S-18
1. Please note that we have referred your response to comment 10 of our letter dated January 17, 2006 to the Office of Chief Counsel and to the Division of Investment Management for possible comment.

Senior-Sub Transaction Prospectus Supplement

Revolving Period, page S-7
2. While we note the disclosure you have added in response to comment
19 of our letter dated January 17, 2006, please expand your disclosure to provide bracketed language regarding the percentage of the asset pool and any class or series of the asset-backed securities represented by the revolving period. See Items 1103(a)(5)(iv) and 1111(g)(4) of Regulation AB.




Base Prospectus

Description of the Securities, page 40
3. We note that you have revised your disclosure in response to comment 20 of our letter dated January 17, 2006 to remove certain items of credit enhancement. However, your disclosure indicates that you may use derivative arrangements including interest rate cap or floor agreements, interest rate or currency swap agreements "or any other similar arrangement." Please revise to disclose the similar arrangements to which you refer.

Signatures
4. We reissue comment 22 of our letter dated January 17, 2006. Please note that General Instruction V.B to Form S-3 indicates that the registrant`s principal financial officer and controller or principal accounting officer must sign the registration statement. If Mr. Choate is the controller or principal accounting officer or performs similar services, revise the signature block accordingly. If not, ensure that your next amendment is signed by the person who acts as the principal accounting officer or controller.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact me at (202) 551-3454 with any questions.

								Sincerely,



								Sara D. Kalin
							Branch Chief-Legal

cc: 	Via Facsimile: (212) 259-6333
	John Keiserman, Esq.
	Stephanie Mah, Esq.
	Dewey Ballantine LLP
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J. Michael May, Esq.
AmeriCredit Corp.
February 13, 2006
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